                        1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.

                 (Translation of Registrant's Name Into English)

                             No.121 Park Avenue III
                          Science-Based Industrial Park
                                Hsin-chu, Taiwan

                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F    X                           Form 40-F
                      -------                                  -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes                                            No    X
                -------                                       -------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

                 TSMC Monthly Sales Report - February 2003

Hsinchu, Taiwan, March 7, 2003 - Taiwan Semiconductor Manufacturing Company Ltd. ("TSMC" or "the Company") (TAIEX: 2330, NYSE: TSM), today announced that net sales for February 2003 totaled NT$12,345 million; revenues for January through February 2003 were NT$25,474 million.

Mr. Harvey Chang, TSMC spokesperson and senior vice president, said that because February was a short month that also included the Chinese Lunar Year holidays, unit sales in February 2003 were less than those in January. As a result, net sales for February 2003 decreased by a slight 6.0% compared to January 2003. On a year-over-year basis, net sales for February 2003 increased 7.6%.

Mr. Chang also noted that TSMC's revenue will for certain touch bottom in the first quarter of 2003 and its monthly sales for the second quarter of 2003 are expected to increase sequentially. TSMC 2003 first quarter results are expected to be better than were forecast in its institutional investor conference on January 28, 2003. The utilization rate for the first quarter of 2003 is expected to be a few percentage points higher than the previously-forecast 60% range, showing a clear sign of stabilization.

                                      # # #

Sales Report: (Unit: NT$ million)

--------------------------------------------------------------------------------
Net Sales                   2003/(1)/                2002                Growth
--------------------------------------------------------------------------------
February                    12,345                11,468                7.6%
--------------------------------------------------------------------------------
January through February    25,474                23,513                8.3%
--------------------------------------------------------------------------------

(1): Year 2003 figures have not been audited.


TSMC Spokesperson:
------------------
Mr. Harvey Chang
Senior Vice President
Tel: 886-3-578-0221 Ext2075

For further information, please contact:
----------------------------------------

Mr. J.H. Tzeng                Mr. Jesse Chou                Ms. Shan-Shan Guo
PR Department Manager, TSMC   PR Manager, TSMC              PR Manager, TSMC
Tel: 886-3-567-3338           Tel: 886-3-5673347 (O)        Tel: 886-3-5673345(O)
     886-928-882-607(Mobile)       886-932-113-258(Mobile)      886-939-059-246 (Mobile)
Fax: 886-3-567-0121           Fax: 03-5670121               Fax: 03-5670121
E-mail: jhtzeng@tsmc.com.tw   E-Mail: jhchoua@tsmc.com.tw   Email: ssguo@tsmc.com.tw
        -------------------           -------------------          -----------------

               Taiwan Semiconductor Manufacturing Company Limited
                                 March 07, 2003

This is to report the changes or status of 1)Sales volume 2) funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of February 2003.

1) Sales volume (NT$: Thousand)

-------------------------------------------------------------------------------------------------
     Time            Items                2003            2002           Changes         (%)
-------------------------------------------------------------------------------------------------
Feb                Invoice amount      11,751,879       11,654,451        97,429         0.84%
-------------------------------------------------------------------------------------------------
Jan - Feb          Invoice amount      23,908,149       24,202,453      -294,304        -1.22%
-------------------------------------------------------------------------------------------------
Feb                Net sales           12,345,096       11,468,227       876,869         7.65%
-------------------------------------------------------------------------------------------------
Jan - Feb          Net sales           25,473,937       23,512,940     1,960,997         8.34%
-------------------------------------------------------------------------------------------------

2) Funds lent to other parties (NT$ Thousand)

--------------------------------------------------------------------------------------------------
                           Limit of lending         February              Bal. As of period end
--------------------------------------------------------------------------------------------------
TSMC                         58,721,466                    -                                  -
--------------------------------------------------------------------------------------------------
TSMC's subsidiaries          27,094,514                  430                             347,460
--------------------------------------------------------------------------------------------------

3)  Endorsements and guarantees (NT$ Thousand)

-----------------------------------------------------------------------------------------------------------------
                                            Limit of endorsements      February          Bal. As of period end
-----------------------------------------------------------------------------------------------------------------
TSMC                                            59,768,660               29,240                     23,627,280
-----------------------------------------------------------------------------------------------------------------
TSMC's subsidiaries                                    N/A                    0                              0
-----------------------------------------------------------------------------------------------------------------
TSMC endorses for subsidiaries                                           29,240                     23,627,280
-----------------------------------------------------------------------------------------------------------------
TSMC's subsidiaries endorse for TSMC                                          0                              0
-----------------------------------------------------------------------------------------------------------------
TSMC endorses for PRC companies                                               0                              0
-----------------------------------------------------------------------------------------------------------------
TSMC's subsidiaries endorse for PRC companies                                 0                              0
-----------------------------------------------------------------------------------------------------------------

4) Financial derivative transactions

a-1. Hedging purpose (for assets / liabilities denominated in foreign currencies)

--------------------------------------------------------------------------------
Underlying assets / liabilities      Liabilities:      YEN:        4,742,035,000
                                                       -------------------------
                                                       EUR:           40,000,000
                                                       -------------------------
                                     Assets:           US$:          820,000,000
--------------------------------------------------------------------------------
Financial instruments                                       FX forward contracts
--------------------------------------------------------------------------------
Realized profit (loss)                                           (NT$19,818,975)
--------------------------------------------------------------------------------

a-2. Hedging purpose (for the position of floating rate liabilities)

--------------------------------------------------------------------------------
Underlying assets / liabilities          Liabilities:           NT$5,000,000,000
--------------------------------------------------------------------------------
Financial instruments                                         Interest rate swap
--------------------------------------------------------------------------------
Realized profit (loss)                                                         -
--------------------------------------------------------------------------------

     b. Trading purpose: None.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 Taiwan Semiconductor Manufacturing Company Ltd.


Date: March 7, 2003         By  /s/  Harvey Chang
                              --------------------------------------
                                Harvey Chang
                                Senior Vice President & Chief Financial Officer